Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration Statement No. 333-156118

TOTAL RETURN INDEX LINKED NOTE Linked to the S&P Diversified Trends Indicator Total Return Modified

Final Term Sheet: March 16, 2010

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.

Principal on the note is not protected and you may lose up to all of your investment.

Final Terms

Issuer:	Aktiebolaget Svensk Exportkredit (publ) (SEK)

Rating	Aa1 / AA+ (Moody’s / S&P)

Index:	S&P Diversified Trends Indicator Total Return Modified (S&P DTI TR Modified), as described on Bloomberg page: “DTITRM”.

Index Sponsor:

The corporation or other entity that, in the determination of the Calculation Agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to the Index and (ii) announces (directly or through an agent) the level of the Index on any business day; as of the date hereof, the Index Sponsor is Goldman, Sachs & Co.

Basic Index:	S&P Diversified Trends Indicator Total Return Index (S&P DTI TR).

Basic Index Sponsor:

The corporation or other entity that, in the determination of the Calculation Agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to the Basic Index and (ii) announces (directly or through an agent) the level of the Basic Index on any business day; as of the date hereof, the Basic Index Sponsor is Standard & Poor’s.

Issue Price:	100% of face amount

Issue Price:	100% of face amount; $21,000,000 in aggregate

Underwriting Fee:	0.25%

Net Proceeds:	99.75%

Trade Date:	March 16, 2010

Original Issue Date
(Settlement Date):	March 23, 2010

Stated Maturity Date:

April 6, 2011, unless that day is not a business day, in which case the Stated Maturity Date will be the immediately following business day. If the fifth scheduled Trading Day before the Stated Maturity Date is not the Determination Date, then the Stated Maturity Date will be the fifth business day after the Determination Date.

Maturity Date:

The Stated Maturity Date, unless an Index Event (as defined below) shall have occurred or an Early Redemption (as defined below) shall have been validly designated in accordance with the terms of the Note, in which case the Maturity Date shall be the Early Maturity Date (as defined below).

Base Rate:	(i) If the applicable Interest Period begins on the Settlement Date: the Initial Base Rate.

(ii) If the applicable Interest Period (1) does not begin on the Settlement Date and (2) does not end on the day before the Stated Maturity Date: three-month USD LIBOR, as it appears on Reuters Screen “LIBOR01” (or any successor or replacement service or page), as of 11:00 a.m. London time, as determined on the Interest Determination Date.

(iii) If the applicable Interest Period ends on the day before the Stated Maturity Date: a rate that the Calculation Agent will determine by interpolating between (1) the USD LIBOR of longest maturity that is less than or equal to the length of the applicable Interest Period, and (2) the USD LIBOR of shortest maturity that is greater than or equal to the length of the applicable Interest Period, in both cases as they appear on Reuters Screen “LIBOR01” (or any successor or replacement service or page), as of 11:00 a.m. London time, as determined on the Interest Determination Date. For the avoidance of doubt, the Base Rate will not be re-evaluated even if the Stated Maturity Date is postponed due to non-business days at the end of the Interest Period.

Initial Base Rate:

TBD% (equal to the three-month USD LIBOR, as it appears on Reuters Screen “LIBOR01” (or any successor or replacement service or page thereof), as of 11:00 a.m. London time, as determined on the second London business day prior to the Settlement Date).

Interest Determination Date:	The second London business day prior to each Interest Reset Date.

Interest Period:	The period from and including the Settlement Date, or the last date to which interest has been paid or made available for payment, to but excluding the immediately following Interest Payment Date.

Spread:	-0.27%

Interest Factor:

	BASE RATE + SPREAD	, subject to a minimum of 0.00%.
360
Accrued Interest Factor:	The sum of the Interest Factors calculated for each calendar day during the applicable Interest Period.

Interest:	On each Interest Payment Date, interest in an amount in cash equal to:

(i) If no Index Event has occurred or no Early Redemption has been validly designated:

FACE AMOUNT * ACCRUED INTEREST FACTOR

(ii) If an Index Event has occurred or an Early Redemption has been validly designated:

FIDF * FACE AMOUNT * ACCRUED INTEREST FACTOR

Interest Reset Date:

Quarterly, starting 3 months after the Settlement Date: June 23, 2010, September 23, 2010 and December 23, 2010; provided that if any such day is not a business day, then the Interest Reset Date will be the next succeeding business day, unless that succeeding business day would fall in the next calendar month, in which case such Interest Reset Date will be the immediately preceding business day.

Interest Payment Date:

Quarterly, starting 3 months after the Settlement Date: unless an index event has occurred or an early redemption has been validly designated (in which case the early maturity date will be the final interest payment date), June 23, 2010, September 23, 2010, December 23, 2010 and the Stated Maturity Date; if any such Interest Payment Date is not a business day, then the Interest Payment Date will be the next succeeding business day, unless that succeeding business day would fall in the next calendar month, in which case such Interest Payment Date would be the immediately preceding business day.

Factor:	3.0

TBill Interest Rate Designated
Maturity:	3 months

TBill Auction High Rate
for Each Date:	The USD-TBill Auction High Rate published at the most recent Auction Date prior to that day.

TBill Calculation Period:	From but excluding the Settlement Date to and including the Stated Maturity Date.

TBill Interest Rate Reset Date:	Each day in the TBill Calculation Period on which U.S. Treasury Bills of the TBill Interest Rate Designated Maturity are auctioned.

TBill Interest Rate Option:	USD-TBILL Auction High Rate

Where:

“USD-TBILL Auction High Rate” means that the rate for a TBill Interest Rate Reset Date on which United States Treasury Bills are auctioned will be the rate for that day which appears on the Telerate Page 56 (or any official successor thereto) under the heading “HIGH RATE”

Amount Payable on the
Stated Maturity Date:	On the Stated Maturity Date, in addition to interest, if any, you will receive an amount, if any, in cash equal to:

FACE AMOUNT + FINAL INDEX AMOUNT - FINAL TBILL AMOUNT - FINAL FEE AMOUNT

but not less than 0

If the Final Index Level is less than the Initial Index Level, the amount payable on the Stated Maturity Date will be less than the Face Amount and may be zero.

Final Commodity Amount:

Final TBill Amount:	FACE AMOUNT * FACTOR * REALIZED TBILL AMOUNT

Realized TBill Amount:	Equal to (1+Daily TBill Return) for each calendar day in the TBill Calculation Period, minus 1,

where:

(1+Daily TBill Return) equals (1-91/360×rd-1) to the power of (-1/91) and d means each calendar day in the TBill Calculation Period and rd is the TBill Auction High Rate for day d as defined above.

In formulaic terms the Realized TBill Amount equals

If on the calculation date in the TBill Calculation Period United States Treasury Bills of the TBill Interest Rate Designated Maturity have been auctioned on a TBill Interest Rate Reset Date during the TBill Calculation Period but such rate for such TBill Interest Rate Reset Date does not appear on Reuters Screen “LIBOR01” (or any official successor page thereto), the rate for that TBill Interest Rate Reset Date will be the Bond Equivalent Yield of the rate set forth in H.15 Daily Update (or any official successor page thereto), or such other recognized electronic source used for the purpose of displaying such rate, for that day in respect of the Designated Maturity under the caption “U.S. Government Securities/Treasury bills/Auction high” converted by the Calculation Agent in its discretion to bank discount basis such that it is expressed in the same manner as the Auction High Rate.

If on the calculation date in the TBill Calculation Period United States Treasury Bills of the TBill Interest Rate Designated Maturity have been auctioned on a TBill Interest Rate Reset Date during the TBill Calculation Period but such rate for such TBill Interest Rate Reset Date does not appear on Telerate Page 56 (or any official successor page thereto) and such rate is not set forth in the H.15 Daily Update in respect of the TBill Interest Rate Designated Maturity under the caption “U.S. Government securities/Treasury bills/Auction high” or another recognized electronic source, the rate for that TBill Interest Rate Reset Date will be the Bond Equivalent Yield of the auction rate for those Treasury Bills as announced by the United States Department of Treasury, converted by the Calculation Agent in its discretion to bank discount basis such that it is expressed in the same manner as the Auction High Rate.

If the United States Treasury Bills of the TBill Interest Rate Designated Maturity are not auctioned during any period of seven consecutive calendar days ending on a Friday and a TBill Interest Rate Reset Date would have occurred if such Treasury Bills had been auctioned during that seven-day period, a TBill Interest Rate Reset Date will be deemed to have occurred on the day during that seven-day period on which such Treasury Bills would have been auctioned in accordance with the usual practices of the United States Department of Treasury, and the rate for that TBill Interest Rate Reset Date will be determined as if the parties had specified “USD-TBILL-Secondary Market” as the applicable TBill Interest Rate Option.

Final Fee Amount:

If an Early Redemption shall have been validly designated or an Index Event shall have occurred in accordance with the terms of the Note, the amount payable on the resulting Early Maturity Date shall be determined as set forth in the relevant sections below.

Initial Index Level:	1489.045

Final Index Level:	The closing level of the Index as determined on the Determination Date.

Annual Fee (“Fee”):	1.50% per annum (paid on an Actual/365 day basis).

Determination Date:

March 30, 2011; provided, however, that if such day is not a Trading Day or if a market disruption occurs or is continuing on such date, then the Determination Date shall be the next Trading Day on which no market disruption occurs or is continuing. If the Determination Date is postponed until the latest possible date, the Calculation Agent shall make all required calculations on such date in the manner described in the pricing supplement.

Final Fee Days:	The total number of calendar days from but excluding the Trade Date up to and including the Determination Date.

Index End Early Event:	If on any Trading Day prior to the earlier of (1) the designation of an Early Redemption by the holder and (2) the scheduled Determination Date, the closing level of the

Index is equal to or below 1265.688 (85% of Initial Index Level) (the occurrence of such event herein referred to as an “Index Event”), this Note shall automatically be redeemed in accordance with the methodology and formulae applicable upon an Early Redemption as set forth below. Upon occurrence of an Index Event, notice will be given to the DTC in a manner described in the accompanying prospectus.

Notice of Early Redemption:

Holders of 100% of the aggregate outstanding Face Amount have the option to redeem this Note (in whole but not in part) prior to the earlier of (1) the occurrence of an Index Event and (2) the scheduled Determination Date (an “Early Redemption”) for the amount set forth below. To be valid, the notice of Early Redemption must be given on a business day, in writing, to the Trustee, the Calculation Agent and the Issuer in accordance with procedures to be specified in the prospectus supplement, it being understood that such notice may be provided by facsimile so long as a prompt written confirmation thereof is physically delivered in accordance with procedures to be specified in the prospectus supplement. Once given, the Notice of Early Redemption is irrevocable.

Amount Payable upon
Early Maturity Date:	On the Early Maturity Date, in addition to interest, if any, you will receive an amount, if any, in cash equal to:

FACE AMOUNT + EARLY INDEX AMOUNT - EARLY TBILL AMOUNT - EARLY FEE AMOUNT

but not less than 0.

OTHER TERMS AND DEFINITIONS

Market Disruption Provision:

If a Market Disruption (as defined below) relating to one or more underliers included in the Index (which we refer to as the Index Underliers) occurs or is continuing on the originally scheduled Determination Date (if that day is not a Trading Day, then the following trading day) or Early Determination Date, as applicable, the Calculation Agent will calculate the Final Index Level or the Early Index Level, as applicable, by using:

(i) for each Index Underlier that did not suffer a Market Disruption on such date, the Settlement Price (as defined below) of such Index Underlier on such date as published by the exchange on which it is traded, and

(ii) for each Index Underlier that did suffer a Market Disruption on such date, the Settlement Price of such Index Underlier on the first succeeding Trading Day on which no Market Disruption occurs or is continuing with respect to such Index Underlier; provided that, if such day occurs more than five business days after the originally scheduled Determination Date or Early Determination Date, as the case may be, the Calculation Agent shall determine the price for such Index Underlier on the fifth business day after the originally scheduled Determination Date or Early Determination Date, as applicable, taking into consideration the latest available Settlement Price for such Index Underlier and any other information deemed relevant by the Calculation Agent.

In calculating the Final Index Level or the Early Index Level in the circumstances described above, the Calculation Agent will use the method for calculating the Index last in effect prior to such Market Disruption.

In addition, if the Calculation Agent determines that the level of the Index or any Settlement Price that must be used to determine the Final Index Level or Early Index Level, as applicable, is not available on the Determination Date or the Early Determination Date, as the case may be, for any other reason, except as described under “— Discontinuance or Modification of the Basic Index or the Index” in the prospectus supplement, then the Calculation Agent will determine the Final Index Level or Early Index Level, as applicable, based on its assessment, made in its sole discretion, of the level of the Index or any relevant Settlement Price on such applicable day.

Market Disruption:	Market Disruption with respect to an Index Underlier means the occurrence on any given Trading Day of any one or more of the following circumstances:

(i) A material limitation, suspension, or disruption of trading in such Index Underlier which results in a failure by the exchange on which such Index Underlier is traded to report a Settlement Price for such Index Underlier on such Trading Day,

(ii) The Settlement Price for such Index Underlier is a “limit price”, which means that the Settlement Price for such Index Underlier on such Trading Day has increased or decreased from the previous day’s Settlement Price by the maximum amount permitted under applicable exchange rules, or

(iii) Failure by the applicable exchange or other price source to announce or publish the Settlement Price for such Index Underlier on such Trading Day.

“Settlement Price” means the official settlement price of an Index Underlier as published by the exchange on which it is traded.

Trading Day:	For the purposes of this confirmation, “Trading Day” means a day when

1) The Basic Index Sponsor is open for business and the S&P DTI TR is calculated and published by the Basic Index Sponsor;

2) The Calculation Agent in London is open for business;

3) Goldman, Sachs & Co. in New York is open for business and calculates and published the Index; and

4) All exchanges on which Index Underliers are traded are open for trading.

Early Determination Date:

1) if all requirements described under “Specific Terms of Your Notes — Holder’s Option to Redeem — Early Redemption Requirements” in the prospectus supplement are satisfied no later than 9:00 a.m., New York City time, on a day that is a Trading Day, that day will be the Early Determination Date. If the requirements are satisfied after that time, the next day that is a Trading Day will be the Early Determination Date.

2) if an Index Event has occurred, the Trading Day immediately following the day on which the Index Event occurs will be the Early Determination Date,

and, subject in each case, to postponement as described in the prospectus supplement.

Early Maturity Date:	If an Index Event shall have occurred, then the Early Maturity Date shall be the fifth business day following the Early Determination Date; and,

If an Early Redemption shall have been designated, then the Early Maturity Date shall be the fifth business day following the Early Determination Date,

subject in each case to a postponement (for non-business days), where the Early Maturity Date shall be fifth business day following the day on which all Settlement Prices have been obtained or all prices have otherwise been determined as set forth under “Market Disruption.”

Early Index Amount:

Early Index Level:	The closing level of the Index on the Early Determination Date, except in limited circumstances described in the prospectus supplement.

London Banking Days:	Any day on which dealings in deposits in United States dollars are transacted in the London interbank market.

IDF LIBOR Designated
Maturity	A period equal to the Index Days Remaining, subject to a minimum of one month.

Index Days Remaining:	The number of calendar days from but excluding the Early Determination Date to and including the Determination Date.

Fixed Income Discount Factor (“FIDF”):

Fixed Income Discount Factor
LIBOR (“FIDF LIBOR”):

The LIBOR rate for deposits in U.S. Dollars for the FIDF LIBOR Designated Maturity (interpolated by the calculation agent, if necessary) which appears on the Reuters Screen “LIBOR01” (or any successor or replacement service or page) as of 11:00 a.m., London time, on the Early Determination Date. If such rate does not appear on the Reuters Screen “LIBOR01” (or any successor or replacement service or page), the rate shall be determined by the Calculation Agent.

Fixed Income Days Remaining:

The number of calendar days from but excluding the Early Maturity Date to and including the earlier of (1) the next Interest Reset Date immediately following the Early Maturity Date and (2) the Stated Maturity Date.

FIDF LIBOR Designated Maturity:	A period equal to the Fixed Income Days Remaining, subject to a minimum of one month.

Early TBill Amount:	FACE AMOUNT* FACTOR * HISTORIC TBILL AMOUNT

Historic TBill Amount:	The Realized TBill Amount, with a calculation period from but excluding the Trade Date to and including the Early Determination Date.

TBill Factor:

The projected Realized TBill Amount from the Early Determination Date to the originally scheduled Determination Date, calculated by the Calculation Agent in its discretion intended to reflect the fair economic value to both parties.

Early Fee Amount:

Early Fee Days:	The number of calendar days from but excluding the Trade Date to and including Early Determination Date.

No Listing:	The notes will not be listed on any securities exchange or interdealer market quotation system.

Calculation Agent:	Goldman Sachs International

Business Days:	London & New York

Business Day Convention:	Modified Following (Unadjusted)

Dealer:	Goldman, Sachs & Co.

Investment Considerations

An investment in the notes involves significant risks.  These risks are explained in more detail in the prospectus for the notes, including any applicable prospectus supplement, which will be made available to prospective investors upon an offering of the notes.  In particular, you should note that the principal of the notes is not protected.

Disclaimers

“Standard & Poor’s®” and “S&P®”, are trademarks of Standard & Poor’s Financial Services LLP. “DTI” is a trademark of Alpha Technologies LLC.   These marks have been licensed for use by Goldman Sachs & Co. The note(s) is/are not sponsored, endorsed, sold or promoted by Alpha Financial Technologies, LLC or Standard & Poor’s and Alpha Financial Technologies, LLC and Standard & Poor’s make no representation regarding the advisability of investing in the note(s).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

This material has been prepared by Goldman, Sachs & Co. These terms shall not constitute an offer to sell or the solicitation to buy these securities nor shall there be any sale of these securities in any State in which such offer, such solicitation or sale would be unlawful prior to registration or qualification under the securities laws in any such state. We make no representations nor have we given you advice concerning the appropriate accounting treatment or possible tax consequences of this transaction.

You agree that you will not offer, sell or deliver any of the notes in any jurisdiction except under circumstances that will result in compliance with the applicable laws thereof, and that you will take at your own expense whatever action is required to permit your purchase and resale of the notes.  You understand that no action has been taken by Goldman, Sachs & Co. to permit a public offering in all jurisdictions.

The value or quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman Sachs & Co.  Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  If you purchase the notes within your investment advisory account, you will pay a fee in addition to the spread included in the notes.  Please be aware that participation in any upside in the notes will be reduced by the amount of the fee that you pay on an annual basis.

If you sell your notes prior to maturity, the amount that you will realize in sale proceeds is not guaranteed and may be less than the face amount.  Even if you hold onto the notes until maturity, you are not guaranteed the face amount because the issuer of the notes may default upon its obligations, either through bankruptcy or any other event; you remain exposed to the credit risk of the issuer, subject to any available guarantee.  No liability is assumed by Goldman, Sachs & Co. for the non-performance of the issuer.  Please note that there is no public secondary market for the notes and that no assurance can be given as to the liquidity of any trading market for the notes and that it is unlikely that a trading market for the notes will develop.  Although Goldman, Sachs & Co. may from time to time make a market in the notes, neither Goldman, Sachs & Co. nor any affiliate is under any obligation to do so and market making may be discontinued at any time.  Accordingly, you must be prepared to hold the notes until maturity.  The issuer reserves the right to increase the size of the issue at any time.

Future returns are not guaranteed.  Goldman, Sachs & Co. does not make any representations as to the future performance of the notes either in absolute terms or relative to competing investments.  The price and value of the notes may go down as well as up and investors may realize losses on the notes.  We, or persons involved in the preparation or issuance of this material, may from time to time have long or short positions in, buy or sell (on a principal basis or otherwise), and act as market makers in, the securities, commodities, futures, options or any other derivative or instrument identical or related to those mentioned herein (together, “investments”), and hedging activities by Goldman, Sachs & Co. relating to the notes may affect the price of such investments and the value of the notes.  In addition, we or persons involved in the preparation or issuance of this material may serve as a director of a company or companies mentioned herein and we may have served as manager or co-manager of a public offering of securities by any such company within the past three years.  Goldman, Sachs & Co. may, by virtue of its status as a director, underwriter, advisor or otherwise, possess or have access to non publicly available information relating to the underlying instrument(s) or the issuer(s) thereof and it shall be under no obligation to disclose such status or any public or non public information.  In addition, this material does not provide information about the issuer or the underlying.  Accordingly this material may not contain all information which would be material to the evaluation of the merits and risks of purchasing the notes.  Further information on the notes may be obtained upon request.

Goldman, Sachs & Co. does not provide accounting, tax or legal advice.  In particular, Goldman, Sachs & Co. does not make any representations as to the appropriate accounting treatment or possible tax consequences of investing in the notes.  You should obtain your own independent accounting, tax and legal advice prior to making your investment decision.  Unless we have expressly agreed in writing to act as your adviser with respect to the notes, (i) we are acting in the capacity of an arm’s-length contractual counterparty in connection with the notes and not as your investment adviser or fiduciary, and (ii) you should consult your own professional investment advisor to ascertain the suitability of the notes as an investment, including such independent investigation and analysis regarding the risks, security arrangements and cash-flows associated with the notes as you deem appropriate to evaluate the merits and risks of an investment in the notes, prior to making your investment decision.  This material is not intended to be used as a general guide to investing, or as a source of any specific investment recommendations, and makes no implied or express recommendations concerning the manner in which any client’s account should or would be handled, as appropriate investment strategies depend upon the client’s investment objectives.

Goldman, Sachs & Co. agrees that, subject to applicable law, any and all aspects of this material that are necessary to support any U.S. federal income tax benefits may be disclosed by a recipient of this information without Goldman, Sachs & Co. imposing any limitation of any kind.